EXHIBIT 99.1

To Our Shareholders:

         The comparative results of operations of Chicago Rivet & Machine Co. for the first quarter of 2005 and 2004 are summarized below.

         Results for the first quarter of 2005 were quite disappointing. As a result of lower assembly equipment sales revenue, higher raw material costs and a significant increase in administrative expenses, the Company recorded its first quarterly loss in over 17 years.

         Within the fastener segment, revenues increased approximately 1%, from $8,261,283 in the first quarter of 2004 to $8,347,558 in the first quarter of 2005. However, that change includes the pass through of a portion of higher raw material prices that were incurred in the first quarter of 2005. First quarter revenues, excluding the portion attributable to recovery of raw material price increases, were nearly 4.5% lower than in the first quarter of 2004. Gross margins declined $403,000 compared to the first quarter of 2004. The major factors contributing to the decrease in margins were an increase of $476,000 in the cost of raw material and outside services, due primarily to increases in the price of steel, partially offset by a reduction in tooling expense of $117,000. The balance represents the net effect of various smaller changes in other components of cost of sales.

         Revenues within the assembly equipment segment declined 9% in the first quarter of 2005 compared to the first quarter of 2004. Demand for our products in this segment continues to be comparatively weak. We were able to reduce most costs of manufacturing by amounts consistent with the reduction in volume and as a result, gross margins declined by $17,000, which is a 2% reduction from the year earlier period.

         Selling and administrative expenses during the first quarter of 2005 were $153,000 higher than during the first quarter of 2004. Major factors contributing to this increase included an increase in professional services of $145,000 primarily related to reviews of procedures and documentation in connection with Sarbanes-Oxley Act of 2002 compliance. In addition, legal fees increased approximately $86,000 in connection with ongoing litigation and other matters. These increases were partially offset by a reduction of $63,000 in profit sharing expense and smaller, net reductions in a variety of other expenses.

         The recent quarter has been a very difficult one. Demand from our major customers weakened during the first quarter. While we anticipate that demand will improve, the amount and timing is uncertain and dependent upon factors that are beyond our control. Domestic automobile production, especially that of the "Big Three," is one such factor. Overall domestic manufacturing levels are another factor. The customers that we serve are increasingly subject to foreign competition. In response, they are increasingly turning to foreign sources for product or have outsourced portions of their operations to other, lower cost countries. In either case, the result adversely impacts our potential market and increases the competition for available market share. These conditions continue to limit our pricing ability. We have been fairly successful in controlling manufacturing costs, with the notable exception of raw material costs which have increased significantly over the past year. While prices have recently softened slightly, raw material prices remain much higher than one year ago and our ability to pass these higher costs on to customers remains limited by the factors described above. We do not anticipate that the situation will change appreciably in the near term. While we anticipate that costs associated with Sarbanes-Oxley compliance will eventually decline somewhat, we expect that second quarter costs will be approximately equal to those incurred in the first quarter. We also expect legal expenses will be higher than usual during the coming months. We will continue to seek opportunities to expand our market and to increase our share of the existing market, while working to further reduce our costs. Our future success is tied to our ability to successfully accomplish these two objectives.

                               Respectfully yours,

                    John A. Morrissey        John C. Osterman
                       Chairman                 President

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
May 9, 2005

 The foregoing discussion is only intended to provide highlights of operations for the periods covered. Additional information is contained in our Form 10-Q, which has been filed with the SEC and is available to shareholders upon request from the Company, or via the internet through the SEC's EDGAR database. This discussion contains certain "forward-looking statements" which are inherently subject to risks and uncertainties that may cause actual events to differ materially from those discussed herein. Factors which may cause such differences in events include, among other things, our ability to maintain our relationships with our significant customers; increased global competition; increases in the prices of, or limitations on the availability of, our primary raw materials; or a downturn in the automotive industry, upon which we rely for sales revenue, and which is cyclical and dependent on, among other things, consumer spending, international economic conditions and regulations and policies regarding international trade. Many of these factors are beyond our ability to control or predict. Readers are cautioned not to place undue reliance on these forward-looking statements. We undertake no obligation to publish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

                           CHICAGO RIVET & MACHINE CO.
                  Summary of Consolidated Results of Operations
                      For the Three Months Ended March 31,

                                     2005                2004
                                     ----                ----
Net sales and lease revenue      $ 10,082,862       $ 10,168,964
Income (loss) before taxes           (115,765)           442,988
Net income (loss)                     (76,765)           290,988
Net income (loss) per share              (.08)               .30
Average shares outstanding            966,132            966,132

                     (All figures subject to year-end audit)

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